UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

NYFIX, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

670712108
(CUSIP Number)

Frank E. Lawatsch, Jr.
7 Times Square
New York, NY 10036
T: (212) 297 5830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 31, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670712108

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1.           Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Carl E. Warden
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2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
        (b) X
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3.           SEC Use Only ...........................................................................................................................

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4.           Source of Funds (See Instructions)

PF
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5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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6.           Citizenship or Place of Organization

United States of America
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Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,536,390 (1), (3)
8. Shared Voting Power 0
9. Sole Dispositive Power 3,302,482 (2), (3)
10. Shared Dispositive Power 0

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11.           Aggregate Amount Beneficially Owned by Each Reporting Person

                3,302,482 (1), (2), (3)

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12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13.           Percent of Class Represented by Amount in Row (11)

        9.2% (4)

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14.           Type of Reporting Person (See Instructions)

 IN
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(1)
Includes the following shares of common stock of the issuer (the “Common Stock”): (i) 100,000 shares held by The Carl and Vicki Warden Family Foundation (the “Foundation”), of which the reporting person is a trustee and (ii) 457,871 shares held in a multi-generational trust (the “Trust”).

(2)
Includes the shares held by the Foundation and the Trust as described in footnote (1) above as well as 766,092 shares of Common Stock for which the reporting person has been granted the power of attorney (the “Power of Attorney Shares”) by various persons which enables the reporting person to dispose of such shares.

(3)
The reporting person disclaims beneficial ownership of the Power of Attorney Shares and the shares held by the Foundation and the Trust. This Schedule 13D/A does not relate to (and the reporting person expressly declares that the filing of this Schedule 13D/A shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of) 1,661,400 shares of Common Stock held in the aggregate by certain adult family members of the reporting person and their children.

This information is being provided because of the relationship between the reporting person and the other persons named herein.  The reporting person has not agreed to act together with such other persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any “group” with respect to the Common Stock for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder.

(4)	Based on 35,748,708 shares of Common Stock outstanding as of February 15, 2007 as reported on Form 10-K for the fiscal year ended December 31, 2005 filed by the issuer on March 7, 2007.

STATEMENT ON SCHEDULE 13D

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D, as amended to date, filed by the undersigned (the “Schedule 13D”).  Except as specifically amended by this Amendment No. 5, the Schedule 13D remains in full force and effect.

Item 1. Security and Issuer

The information in Item 1 of the Schedule 13D is hereby amended by changing the address of the principal executive offices of the issuer, NYFIX, Inc., to 100 Wall Street, 26th Floor, New York, New York 10005.

Item 5. Interest in Securities of the Issuer

Items (5)(a) and (b) of the Schedule 13D are hereby amended in their entirety by incorporating by reference the reporting person’s responses to Items (7) through (11) and (13) of the cover page, including the footnotes to such Items.

Item (5)(c) is hereby amended to include the following:

The reporting person has not effected any transactions in the Common Stock in the past 60 days immediately prior to the filing of this Amendment No. 5.  This Amendment No. 5 is being filed solely to update the Schedule 13D as of the date of this filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended in its entirety to read as follows:

As noted above in footnote (2) to Item 11 of the cover page, the reporting person may be deemed to be the beneficial owner of the Power of Attorney Shares.  The Power of Attorney Shares represent investments made as a result of bona fide gifts that the reporting person, from time to time, has made and may continue to make to various donees.  Pursuant to these arrangements, the reporting person retains investment control over the securities acquired and retains a portion of the economic value of the securities acquired.  Upon request by the Securities and Exchange Commission or its staff, the reporting person will furnish the names of donees that hold such rights in the Power of Attorney Shares. The reporting person has the sole power to dispose of the Power of Attorney Shares pursuant to standard powers of attorney between the reporting person and such donees, the forms of which are attached as Exhibits 1 and 2.

Other than as described in this Schedule 13D, there are no contracts, arrangements or understandings among the reporting person, or between the reporting person and any other person, with respect to the securities of the issuer. The reporting person disclaims beneficial ownership of the Power of Attorney Shares and the shares held by the Foundation and the Trust.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended in its entirety to read as follows:

Exhibit	Description

1.	RBC Dain Rauscher Inc. Form of Full Trading Authorization with Privilege toWithdraw Money and/or Securities

2.	Oppenheimer & Co. Inc. Form of Full Trading Authorization with Privilege toWithdraw Money and/or Securities

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 31, 2007
Date

/s/ CARL. E. WARDEN
Signature

Carl E. Warden
Name/Title